[LETTERHEAD OF NORTHEAST COMMUNITY BANCORP, INC.]

September 20, 2013

VIA EDGAR

Mr. Marc Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Northeast Community Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 12, 2013 Responses dated July 22, 2013 File No. 000-51852

Dear Mr. Thomas:

Below please find the responses of Northeast Community Bancorp, Inc. (the “Company”) to comments received by letter dated September 6, 2013. To aid in your review, we have repeated the comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012 and 2011

Noninterest Expense, page 43

Comment No. 1:

We have reviewed your response to our prior comment number one in our letter dated July 8, 2013. Please address how management validated each of the individual assumptions utilized in the goodwill impairment. Further, in regard to the five year projection prepared, explain to us the adjustments made by FinPro to the financial information and input provided from management.

Mr. Marc Thomas September 20, 2013 Page 2

Response to Comment No. 1:

Assumptions for the Acquisition Multiples of Other Asset Managers

With respect to the acquisition multiples, management reviewed the criteria and the source of data for the multiples. Management deemed the market multiples reasonable for the sale of Hayden in light of management’s experience in considering the acquisition of other asset management firms. Management provided Hayden’s financial information and the calculations were reviewed for reasonableness by management.

Assumptions for the Discounted Cash Flow Analysis

The financial projections used in the discounted cash flow analysis were built jointly by management and a representative of FinPro. Management communicated its strategies for Hayden and the anticipated financial performance of Hayden. Management reviewed and considered all of the key assumptions relative to historical financial performance, any material change in the circumstances (changes in personnel etc.) and the new strategies being employed. The representative of FinPro considered the historical financial performance and new strategies and built the financial projections. Thereafter, management reviewed the projections and commented on any material deviations from their perspective. The resulting financial projections were considered reasonable by management.

The adjustments made to the projections relative to Hayden’s historical financial performance are as follows:

•	Assets under management were assumed to grow 13.9% during 2013. This growth is a function of two items: the hiring of an investment manager with an existing book of business; and additional training of existing staff on identifying marketing leads and effectively cross-selling existing relationships. The projected growth rate of assets between 2014-2017 was based upon the expected return on assets under management (primarily equity investments), withdrawal amounts and the net growth of customer accounts. Management considered a 5% rate to reasonably approximate the long run growth rate of assets under management.

•	Advisory fee income on assets under management was based upon Hayden’s advisory fee income as a percentage of assets. For the twelve months ended December 31, 2012, Hayden’s advisory fee income as a percentage of assets under management averaged 0.90% with a monthly range between 0.79% and 0.96%. In addition, the advisory fee income was trending upward. Management expected that in light of the market returns following the financial crisis, competitive pressures would ease and the advisory fee income would trend back toward 1.00% of assets under management.

Mr. Marc Thomas September 20, 2013 Page 3

•	The other revenue was expected to decline in 2013, relative to 2012, due to the departure of two individuals who were responsible for generating a material amount of the other revenue. Future growth was assumed to be 7% due to the low starting base.

•	Noninterest expense was expected to decline for fiscal 2013 relative to fiscal 2012. This decline was a function of the departure of two employees and the hiring of one replacement for a portion of the year.

Comment No. 2:

Please be sure to address how you concluded that a management fee of .92% that increases over time is reasonable in relation to industry management fees of .58% that have declined over the last six years; why a terminal growth rate assumption of 6% is supported by your past growth rate; the current risk free interest rate and the expected growth rate of the economy and the small company risk premium you assumed and why that premium is reasonable in relation to the historical risk premiums compiled by Morningstar.

Response to Comment No. 2:

The advisory fee income on assets under management assumption of 0.92% was based upon Hayden’s historical performance, 0.90% for 2012 adjusted for the recent uptick in the quarterly trend as well as the expectation for reduced pricing pressure from competitors based upon the outsized returns recognized since the financial crisis. The definition of the industry that was used to derive the trends on pages 6 through 12 of the goodwill impairment analysis were publically traded asset managers. Many of these asset managers have business models which differ substantially from Hayden’s. As an example, T. Rowe Price is a large mutual fund company known for its “rock bottom” index fund expense ratios. Clearly, expense ratios of mutual fund companies have been under pressure by index funds and ETFs. While Hayden is in the asset management business, it is not a mutual fund manager. Rather, it provides individuals and businesses customized financial advice. Management is comfortable that the advisory fee income assumption is generally in line with the fees charged by other asset managers that provide the same level of service.

The terminal value was calculated based upon the selected valuation multiples provided on page 20 of the goodwill impairment analysis. These multiples were selected based upon the valuation data provided on pages 11, 12 and 14 of the analysis.

As stated in response to question 1, the growth rate of assets between 2014-2017 was based upon the expected return on assets under management (primarily equity investments), withdrawal amounts and the net growth of customer accounts. Management considered a 5% rate to reasonably approximate the long run growth rate of assets under management.

Mr. Marc Thomas September 20, 2013 Page 4

Neither FinPro nor management prepared a build out of the assumed cost of capital for Hayden. Rather, they relied upon the industry data prepared by Morningstar. While Hayden’s business model is more individual-focused than the industry as a whole, management does not believe that the risk characteristics differ materially from the industry and therefore an industry cost of capital was deemed reasonable.

Comment No. 3:

We have reviewed your responses to our prior comments two and three in our letter dated July 8, 2013, regarding your analysis of materiality at December 31, 2012. Please expand your materiality analysis to address whether the subsequent goodwill writedown of $344,000 and the impairment of the customer intangible of $72,000, if recorded in fiscal 2012, would have affected the judgment of a reasonable person relying upon the report and whether this judgment would have been changed or influenced by the inclusion or correction of these charges. We reference SAB Topic 1:M.

Response to Comment No. 3:

As discussed in the Company’s response dated July 22, 2013, in conducting its materiality analysis of the subsequent goodwill write down of $334,000 and the impairment of the customer intangible of $72,000, management considered both qualitative and quantitative factors. In doing so, management considered whether the inclusion or correction of these matters in fiscal 2012, in the context of the surrounding circumstances, would have changed or influenced the judgment of a reasonable person relying upon the report.

As discussed in the Company’s response dated July 22, 2013 and as supplemented hereby, quantitative factors considered included the following:

•	The after tax effect of the impairment is approximately $240,000 based on a combined federal and state tax rate of 40% ($334,000 plus $72,000 x 60%).

•	The additional impairment would increase the Company’s 2012 net loss of $2,514,000 by approximately $240,000 or 9.5%.

•	The additional impairment represents approximately 0.2% of our total stockholders’ equity of $103,849,000 at December 31, 2012.

•	Loss per share for 2012 would have increased from ($.20) per share to approximately ($.22) per share.

•	The goodwill write down and additional impairment would have a negligible effect on the Bank’s regulatory capital ratios. In particular, if recognized during 2012, the Bank’s total capital to risk-weighted assets ratio at December 31, 2012 would increase from 25.38% to approximately 25.45%. The Bank’s Tier 1 capital to risk-weighted assets ratio at December 31, 2012 would increase from 24.13% to approximately 24.20% and the Bank’s core (Tier 1) capital to adjusted total assets ratio at December 31, 2012 would increase from 18.39% to approximately 18.42%. The aforementioned effects had no impact on the Bank’s compliance with regulatory requirements and all of the capital ratios, if adjusted back to pre-adjusted amounts, would continue to be well in excess of the required amounts to be considered “well-capitalized” by our bank regulators.

Mr. Marc Thomas September 20, 2013 Page 5

•	The additional impairment would have no impact or an insignificant impact on the key financial ratios disclosed in the 2012 Annual Report on Form 10-K.

Further, as discussed in the Company’s response dated July 22, 2013 and as supplemented hereby, qualitative factors considered included the following:

•	The fact that the determination of fair value for Hayden and the customer intangible involves significant estimates and there is a higher degree of imprecision inherent in management’s estimates.

•	The subsequent goodwill write down and additional impairment would have no effect on management compensation.

•	The insignificance of Hayden to the Company’s overall business operations. Hayden generated revenue of $877,000 for 2012 and operating expenses of $951,000 for 2012, resulting in a net operating loss of $74,000 for 2012. This net operating loss of $74,000 amounted to 1.5% of the Company’s net operating loss before income taxes of $4.8 million in 2012.

•	The subsequent goodwill write down and additional impairment would not result in a change of a trend or a change in earnings in fiscal 2012 from income to a loss.

•	The subsequent goodwill write down and additional impairment is a non-recurring charge and had no impact on recurring earnings.

•	There is no impact of the subsequent goodwill write down or additional impairment on any material loan covenants or other material contractual requirements.

•	The subsequent goodwill write down and additional impairment did not affect the Company’s compliance with bank regulatory requirements.

•	Management’s belief that the announcement of the subsequent goodwill write down and additional impairment would not result in a significant positive or negative market reaction from Company shareholders. In support of this belief, the Company notes the following:

Mr. Marc Thomas September 20, 2013 Page 6

o	Trading in the Company’s common stock is relatively illiquid, with an average daily trading volume of approximately 3,400 shares.

o	In the five trading days subsequent to the filing of the Company’s 2012 Form 10-K (which noted the initial goodwill impairment), average volume in the Company’s common stock was 1,200 shares and in the five trading days subsequent to the filing of the Company’s 2013 second quarter Form 10-Q (which first noted the additional impairment), average volume in the Company’s common stock was 300 shares.

o	The Company does not provide earnings guidance and there are no analyst estimates that exists.

o	The Company, similar to its peers, generally trades on a tangible book value basis and not on an earnings basis. The valuation of mutual holding companies (“MHCs”), such as the Company, is unique relative to other banks. MHCs are a hybrid between a mutually owned institution and a stock institution. The mutual ownership of an MHC always exceeds 50% by regulation. As the mutual holding company structure tends to be an interim step to becoming a fully stock company, MHCs are generally valued in the market as a multiple of their fully converted tangible book value rather than earnings per share. Based on data for all MHCs that trade on a national exchange, the range of price to earnings multiples is significant (8.6x to 52.5x with several not meaningful multiples) while the values on a price to fully converted tangible book multiple are more closely correlated (57.0% to 106.8%). The reason that investors focus on tangible book rather than book value is a function of the banking capital regulations which deduct goodwill and intangibles from Tier 1 capital. As fully converted tangible book value is the primary driver of value for public MHCs, the change in the impairment should not be material to investors since goodwill and intangibles are already deducted from capital in arriving at the valuation metrics. As noted above, the additional impairment would have a negligible effect on the Company’s capital ratios and, as a result, management did not expect a significant market reaction to the announcement of the impairment.

Based on these factors, management determined that the subsequent goodwill write down and impairment was not material to the 2012 financial statements and Annual Report on Form 10-K since, in light of the surrounding circumstances, the magnitude of the items were such that it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of these charges.

Mr. Marc Thomas September 20, 2013 Page 7

Comment No. 4:

Please expand your materiality analysis to address the effect of the prior year misstatements on the current year’s financial statements. We reference SAB Topic 1:N.

Response to Comment No. 4:

Similar to management’s analysis for the inclusion or correction in fiscal 2012 of the subsequent goodwill write down and the impairment of the customer intangible, management considered both qualitative and quantitative factors when considering the effect on the current year’s financial statements. In particular, quantitative factors considered included the following:

•	The additional impairment decreased the Company’s net income for the three and six months ended June 30, 2013 by approximately $240,000, or 38.6%, and approximately $240,000, or 29.0%, respectively.

•	The additional impairment represents approximately 0.23% of our total stockholders’ equity of $104,309,000 at June 30, 2013.

•	The additional impairment decreased income per share for the three and six months ended June 30, 2013 from $0.05 per share to approximately $0.03 per share and from $0.07 per share to approximately $0.05 per share, respectively.

•	The additional impairment would have no effect on the Bank’s regulatory capital ratios at June 30, 2013.

It is also not expected that the subsequent write down of goodwill and the impairment would materially affect the financial statements for fiscal 2013. Further, qualitative factors considered are identical to those considered for the 2012 materiality analysis.

Mr. Marc Thomas September 20, 2013 Page 8

Based on these factors, management determined that the subsequent goodwill write down and impairment was not material to the 2013 financial statements and reports since, in light of the surrounding circumstances, the magnitude of the items were such that it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of these charges.

* * * * *

If you have any questions about our responses or require any additional information, please do not hesitate to call Sean P. Kehoe at (202) 508-5881.

Very truly yours,

/s/ Donald S. Hom

Donald S. Hom
Interim Chief Financial Officer

Enclosures

cc:	Chris Harley, Securities and Exchange Commission
Kenneth A. Martinek, Northeast Community Bancorp, Inc.
Christina M. Gattuso, Kilpatrick Townsend & Stockton LLP
Sean P. Kehoe, Kilpatrick Townsend & Stockton LLP